

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«16» may 2005
№ 1101/3050

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05008612

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Information which can materially affect the value of the issuer's securities.

Sincerely,



Alexander V. Dolgopolov
Deputy Chairman of the Board


PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

Information which can materially affect the value of the issuer's securities.

Information about decisions taken by the Board of Directors

(Supervisory Council) of the Issuer

1. Full corporate name of the issuer: Joint stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov per., 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html
6. Date of holding the meeting of the Bank's Supervisory Council: 25.04.2005.
7. Date of compilation and the number of the minutes of the Bank's Supervisory Council meeting: 26.04.2005, # 5.
8. The summary of decisions taken by the Bank Vozrozhdeniye's Supervisory Council:

   8.1. To open the representative office «Kaluzhskoye» of V.Bank at the address: ul. Kirova 1, Kaluga-city 248001.

   8.2. To approve Regulation on the representative office «Kaluzhskoye» of V.Bank.

   8.3. To grant the right to sign the Regulation on the representative office «Kaluzhskoye» of V.Bank to Yuriy Mikhailovich Marinichev – the Chairman of Supervisory Council of V.Bank.

   8.4. To grant the right to sign the notice of opening the representative office «Kaluzhskoye» of V.Bank, forwarded to Main Territorial Department of Central Bank of RF for Moscow and Main Department of Central Bank of RF for Kaluzhskaya region, to T.F.Gavrilkina, Deputy Chairman of the Board of V.Bank.

Deputy Chairman of the Board /signature/ A.V.Dolgopolov

26 April 2005
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Information which can materially affect the value of the issuer's *securities*.

Information about decisions taken by the Board of Directors

(Supervisory Council) of the Issuer

1. Full corporate name of the issuer: Joint stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov per., 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html
6. Date of holding the meeting of the Bank's Supervisory Council: 25.04.2005.
7. Date of compilation and the number of the minutes of the Bank's Supervisory Council meeting: 26.04.2005, # 5.
8. The summary of decisions taken by the Bank Vozrozhdeniye's Supervisory Council:
   - 8.1. To cancel the Decision of the Supervisory Council (Minutes # 4 as of 04.02.05) about opening the branch BALASHIHINSKIY of V.Bank at the address: Savvinskoye shosse 4-2, Zheleznodorozhny-city, Moscow Region 143980.
   - 8.2. To open the branch BALASHIHINSKIY of Joint stock company Bank «Vozrozhdeniye» at the address: Prospect Lenina 45, Balashikha-city, 143900.
   - 8.3. To approve Regulation about branch BALASHIHINSKIY of Joint stock company Bank «Vozrozhdeniye».
   - 8.4. To grant the right to sign the Regulation on the branch BALASHIHINSKIY of Joint stock company Bank «Vozrozhdeniye» to Y.M.Marinichev, Chairman of Supervisory Council of V.Bank.
   - 8.5. To instruct the Board of V.Bank to prepare and forward to the Main Territorial Department of Central Bank of RF for Moscow the documents for approval of the nominees for positions of executives and a chief accountant of the branch BALASHIKHINSKIY.
   - 8.6. To grant the right to sign the notice of opening the branch BALASHIHINSKIY of Joint stock company Bank «Vozrozhdeniye», forwarded to the Main Territorial Department of Central Bank of RF for Moscow, to T.F.Gavrilkina, Deputy Chairman of the Board of V.Bank.

Deputy Chairman of the Board /signature/ A.V.Dolgopolov

26 April 2005

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